UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. __)

Terns Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

880881107

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AUSPICE LIMITED (“AUSPICE”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP : (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
5.

SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON –

1,411,206 shares, except that Fei Chen, the managing partner of AUSPICE, may be deemed to have shared power to vote these shares.

6.	SHARED VOTING POWER – See response to row 5.
7.	SOLE DISPOSITIVE POWER – 1,411,206 shares, except that Fei Chen, the managing partner of AUSPICE, may be deemed to have shared power to vote these shares.
8.	SHARED DISPOSITIVE POWER – See response to row 7.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 1,411,206
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (1)
12.	TYPE OF REPORTING PERSON OO

(1)	This percentage is calculated based upon 25,267,271 shares of common stock outstanding of Terns Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 15, 2021.

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fei Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP : (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
5.	SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 0 shares.
6.	SHARED VOTING POWER – 1,411,206 shares are directly owned by AUSPICE. Fei Chen, the managing partner of AUSPICE, may be deemed to have shared power to vote these shares.
7.	SOLE DISPOSITIVE POWER – 0 shares.
8.	SHARED DISPOSITIVE POWER – 1,411,206 shares are directly owned by AUSPICE. Fei Chen, the managing partner of AUSPICE, may be deemed to have shared power to vote these shares.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 1,411,206
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (1)
12.	TYPE OF REPORTING PERSON IN

(1)	This percentage is calculated based upon 25,267,271 shares of common stock outstanding of Terns Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 15, 2021.

ITEM 1 (a) NAME OF ISSUER:

Terns Pharmaceuticals, Inc.

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1065 East Hillsdale Blvd., Suite 100
Foster City, California 94404

ITEM 2 (a) NAME OF PERSON FILING:

This Statement is filed by AUSPICE LIMITED (“AUSPICE”) and Dr. Fei Chen. The foregoing entity and individual are collectively referred to as the “Reporting Persons.”

Dr. Chen is the managing partner of AUSPICE, and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by AUSPICE.

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address for AUSPICE and Dr. Chen is Infinitus Tower 2909, 168 Hubin Road, Huangpu District, Shanghai.

ITEM 2 (c) CITIZENSHIP:

AUSPICE is British Virgin Islands business company. Dr. Chen is a People’s Republic of China citizen.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 par value per share

ITEM 2 (e) CUSIP NUMBER:

CUSIP #880881107

ITEM 3 Not applicable.

ITEM 4 OWNERSHIP

The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of December 31, 2021:

(a)	AMOUNT BENEFICIALLY OWNED:

See Row 9 of cover page for each Reporting Person.

(b)	PERCENT OF CLASS:

See Row 11 of cover page for each Reporting Person.

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	SOLE POWER TO VOTE OR DIRECT THE VOTE

See Row 5 of cover page for each Reporting Person

(ii)	SHARED POWER TO VOTE OR DIRECT THE VOTE

See Row 6 of cover page for each Reporting Person.

(iii)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

See Row 7 of cover page for each Reporting Person.

(iv)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

See Row 8 of cover page for each Reporting Person.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2022

AUSPICE LIMITED

By:	/s/ Fei Chen
Name:	Fei Chen
Title:	Managing Partner

By:	/s/ Fei Chen
Name:	Fei Chen